March 16 1998
The Board of Directors
Silverado Gold Mines Ltd.
Suite 505
1111 West Georgia Street
Vancouver BC V6L 4M3





We consent to the use of our reports included in the Form 1OK of Silverado Gold Mines Ltd. (formerly Silverado Mines Ltd.) for the year ended November 30, 1997.

Our auditors report referred to in the preceding paragraph is supplemented by a report entitled "Comments By Auditors For U.S. Readers On Canada-U.S. Reporting Conflict" that states that Canadian reporting standards do not permit reference to uncertainties such as the Company's ability to continue as a going concern as discussed in Note 1(a) to the consolidated financial statements when the uncertainties are adequately disclosed in the financial statements and accompanying notes. Under United States reporting standards such uncertainties would be described in an explanatory paragraph following the opinion paragraph.



/s/ KPMG
KPMG

Chartered Accountants Vancouver, Canada

March 16 1998